08005390

RECEIVED

2008 OCT 15 A 11: 13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 13, 2008

Exemption No : ~~82-35009~~ 082-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated October 13, 2008 forwarding a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing April 1, 2008 and ended on September 30, 2008

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

PROCESSED
OCT 16 2008
THOMSON REUTERS

10/15

S. N. ANANTHASUBRAMANIAN & CO.
COMPANY SECRETARIES

Building No. 10, Flat No. 26, Brindaban, Thane – 400 601 Tel. 2534 5648/2543 2704 Fax: 91-022-2539 0292 E-mail: sna@snaco.net
12, Paridhi, Opp. St. Antony's Bakery, Kolbad Road, Thane – 400 601

RECEIVED
2008 OCT 15 A 11:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by **Karvy Computershare Private Limited, Registrar and Transfer Agents of Reliance Infrastructure Limited** and on the basis of information and explanations given to us, we hereby certify that, during the period commencing from 1st April 2008 to 30th September 2008, the Company dispatched all **7532** share certificates lodged for transfer within one month from the date of lodgment thereof.

In case of **102** share certificates received for split / consolidation / renewal / exchange, the issue thereof was made within one month from the date of lodgement.

This certificate is issued pursuant to Clause 47 (c) of the Listing Agreement entered into with Stock Exchange (s).

S. N. ANANTHASUBRAMANIAN & CO. COMPANY SECRETARIES
CP No. 1774
THANE

S. N. ANANTHASUBRAMANIAN
C. P. Number 1774
Date: October 8, 2008
Place: Thane

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 13, 2008

Shri S Subramanian
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub : Certificate under clause 47 (c) of the Listing Agreement

In terms of Clause 47 (c) of the Listing Agreement, we forward herewith a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing April 1, 2008 and ended on September 30, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 13, 2008

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38
NSE Symbol : RELINFRA

Dear Sirs,

Sub : Certificate under clause 47 (c) of the Listing Agreement

In terms of Clause 47 (c) of the Listing Agreement, we forward herewith a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing April 1, 2008 and ended on September 30, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

RECEIVED

2008 OCT 15 A 11:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 13, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated October 13, 2008 forwarding therewith the Secretarial Audit Report for the quarter ended September 30, 2008.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 13, 2008

The Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub : Secretarial Audit Report

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended September 30, 2008, received from M/s. Haribhakti & Co. Chartered Accountants, for your kind information and record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Anil Dhirubhai Ambani Group

RECEIVED

2008 OCT 15 A 11: 11

FICE OF INTE... CORPORATE FINANC...

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 13, 2008

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38
NSE Symbol : RELINFRA

Dear Sirs,

Sub : Secretarial Audit Report

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended September 30, 2008, received from M/s. Haribhakti & Co. Chartered Accountants, for your kind information and record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS
42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021 ✆ 6639 1101-4 / 2287 1099 • VBH - 2287 1806 • FAX 2285 6237
PLOT NO.56 ROAD NO.17, MIDC, MAROL, ANDHERI (E), MUMBAI-400 093 INDIA. ✆ 6672 9999 • FAX 6672 9777
• E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Infrastructure Limited
Reliance Energy Centre
Santacruz (E)
Mumbai - 400 055

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s.Reliance Infrastructure Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents, M/s. Karvy Computershare Pvt. Limited, for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**September 30, 2008**
2	ISIN	INE036A01016
3	Face Value	Rs. 10/- per Equity Share
4	*Name of the Company	Reliance Infrastructure Limited
5	Registered Office Address	Reliance Energy Centre, Santacruz (E), Mumbai-400055
6	Correspondence Address	Reliance Energy Centre, Santacruz (E), Mumbai-400055
7	Telephone & Fax Nos.	Tel. No.: 022 - 3009 9311 Fax No.: 022 - 3009 9763
8	Email address	ramesh.shenoy@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed (as per annual report)	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	233,272,327	100.000
11	Listed Capital (Exchange - wise) *(as per company records)*	230,870,262	98.97
12	Held in dematerialised form in CDSL	8,746,320	3.79
13	Held in dematerialised form in NSDL	215,196,472	93.21
14	Physical	6,927,470	3.00
15	Total No. of Shares (12+13+14)	230,870,262	100.00

16 Reasons for difference if any, between:

a) (10&11):	allotment of 97,954 shares was kept in abeyance and 17,101 Shares were forfeited. 2,287,010 shares issued on preferential basis were not subscribed.
b) (10&15):	allotment of 97,954 shares was kept in abeyance and 17,101 Shares were forfeited. 2,287,010 shares issued on preferential basis were not subscribed.
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
Buyback	11 00 000	Applied	NSE / BSE	-	Yes	NA

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the *total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	5	5 614	Delay in receipt of Physical DRFs & Share Certificates from DP.
	17	430	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**22**	**6 044**	

*No confirmations pending beyond 21 days period.

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri. Ramesh Shenoy
Tel. No.: 022 - 3009 9311
Fax. No.: 022 - 3009 9763

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
42, Free Press House,
215, Nariman Point,
Mumbai - 400 01
Tel.: 022 6639 1101
Fax.: 022 2285 6237

24 Appointment of common agency for share registry work if yes (name & address)

Karvy Computershare Pvt. Ltd.
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

For Haribhakti & Co.
Chartered Accountants

Vipul Thaker
Partner
M. No.: 049523

Mumbai, 10th October 2008.

RECEIVED

2008 OCT 15 A 11: 10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 13, 2008

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated October 13, 2008 forwarding a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing April 1, 2008 and ended on September 30, 2008.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

S. N. ANANTHASUBRAMANIAN & CO.
COMPANY SECRETARIES

Building No. 10, Flat No. 26, Brindaban, Thane - 400 601 Tel. 2534 5648/2543 2704 Fax: 91-022-2539 0292 E-mail: sna@snaco.net
12, Paridhi, Opp. St. Antony's Bakery, Kolbad Road, Thane - 400 601

RECEIVED
2008 OCT 15 A 11: 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by **Karvy Computershare Private Limited, Registrar and Transfer Agents of Reliance Natural Resources Limited** and on the basis of information and explanations given to us, we hereby certify that, during the period commencing from 1st April 2008 to 30th September 2008, the Company dispatched all **11152** share certificates lodged for transfer within one month from the date of lodgment thereof.

In case of **82** share certificates received for split / consolidation / renewal / exchange, the issue thereof was made within one month from the date of lodgement.

This certificate is issued pursuant to Clause 47 (c) of the Listing Agreement entered into with Stock Exchange (s).

S.N. ANANTHASUBRAMANIAN & CO. COMPANY SECRETARIES CP No.1774 THANE

S. N. ANANTHASUBRAMANIAN
C. P. Number 1774
Date: October 8, 2008
Place: Thane

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

October 13, 2008

Shri S Subramanian
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

Dear Sirs,

Sub : Certificate under clause 47 (c) of the Listing Agreement

In terms of Clause 47 (c) of the Listing Agreement, we forward herewith a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing April 1, 2008 and ended on September 30, 2008.

Kindly take the same on record.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Company Secretary

Encl: As above

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

October 13, 2008

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38
NSE Symbol : RNRL

Dear Sirs,

Sub : Certificate under clause 47 (c) of the Listing Agreement

In terms of Clause 47 (c) of the Listing Agreement, we forward herewith a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing April 1, 2008 and ended on September 30, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

END